SE[illegible] COMMISSION
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04017080

ANNUAL [illegible] REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-37601

SEC MAIL PROCESSING RECEIVED JUN 01 2004 WASH. D.C. 181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Profunds Distributors, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summer Street, Suite 1500
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Bucher 614-470-8661
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

100 East Broad Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant m[ust be] supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert Bucher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Profunds Distributors, Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

Robert Bucher
Signature

Financial and Operations Principal
Title

Diane R Wendel Baker
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ProFunds Distributors, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and Report of Independent Accountants on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

March 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditors

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of ProFunds Distributors, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at March 31, 2004, and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 24, 2004

ProFunds Distributors, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
March 31, 2004

Assets		
Investments	$	889,818
Distribution fees receivable		344,125
Prepaid expenses		19,870
Total assets	$	1,253,813
Liabilities and Stockholder's Equity		
Liabilities		
Accrued marketing	$	242,880
Distribution fees payable		357,532
Payable to affiliate		63,134
Total liabilities		663,546
Stockholder's equity		
Preferred stock, $900 par and liquidation value per share (1,000 shares authorized, 688 shares issued, no shares outstanding)		619,200
Treasury stock (688 shares at par)		(619,200)
Common stock, $1.00 par value per share (1,000 shares authorized, 820 shares issued and outstanding)		820
Additional paid-in capital		857,105
Accumulated deficit		(267,658)
Total stockholder's equity		590,267
Total liabilities and stockholder's equity	$	1,253,813

The accompanying notes are an integral part of these financial statements.

ProFunds Distributors, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Operations
Year Ended March 31, 2004

Revenues	
Distribution fees	$ 2,909,325
Interest income	405
Total revenues	2,909,730
Expenses	
Distribution fees	2,909,325
Administrative service fee to affiliate	3,200
Other operating expenses	26,577
Intangibles tax	5,381
Total expenses	2,944,483
Loss before taxes	(34,753)
Income tax benefit	10,501
Net loss	$ (24,252)

The accompanying notes are an integral part of these financial statements.

ProFunds Distributors, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2004

	Preferred Stock	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balances at March 31, 2003	$ 619,200	$ 820	$ -	$ 37,905	$ (243,406)	$ 414,519
Net loss	-	-	-	-	(24,252)	(24,252)
Treasury stock	-	-	(619,200)	619,200	-	-
Contribution from parent	-	-	-	200,000	-	200,000
Balances at March 31, 2004	$ 619,200	$ 820	$ (619,200)	$ 857,105	$ (267,658)	$ 590,267

The accompanying notes are an integral part of these financial statements.

ProFunds Distributors, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended March 31, 2004

Cash flows from operating activities		
Net loss	$	(24,252)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities		
Increase in distribution fees receivable		(210,985)
Increase in prepaid expenses		(19,870)
Decrease in accrued marketing		(396,909)
Increase in distribution fees payable		210,986
Decrease in payable to affiliate		(9,285)
Net cash used in operating activities		(450,315)
Cash flows from investing activities		
Decrease in investments		250,315
Net cash provided by investing activities		250,315
Cash flows from financing activities		
Contribution from parent		200,000
Net cash provided by financing activities		200,000
Net change in cash		-
Cash at beginning of year		-
Cash at end of year	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization

ProFunds Distributors, Inc. (the "Company"), a Delaware corporation, is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company serves as distributor and underwriter of the ProFunds (the "Funds"), and as a result, substantially all the Company's revenues are earned from the Funds.

2. Significant Accounting Policies

Investments

Investments include commercial paper with original maturities of 270 days or less and 300 shares of NASDAQ® stock valued at $2,580.

Revenue Recognition

Fees earned by the Company are principally determined based on the average daily net assets of the Funds and are accrued monthly.

Intangibles Tax

The intangibles tax represents a net worth based tax paid by dealers in intangibles in the state of Ohio.

Income Taxes

BISYS and its affiliates file a consolidated federal income tax return that includes the Company. BISYS apportions income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rates, adjusted for the effect of any temporary differences of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At March 31, 2004, the Company has net capital under the Rule of $223,692, which is $179,456 in excess of its minimum required net capital of $44,236. The Company's ratio of aggregate indebtedness to net capital at March 31, 2004 is 2.97 to 1.

4. Related Party Transactions

During the fiscal year ended March 31, 2004, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

During the year ended March 31, 2004, the parent company contributed all outstanding preferred stock back to the Company. The Company recorded the contribution as treasury stock using the par value method.

5. Regulatory Compliance

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.

ProFunds Distributors, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
March 31, 2004

Total stockholder's equity from statement of financial condition			$	590,267
Deductions				
Nonallowable assets				
Investments—NASDAQ® stock	$	2,580		
Distribution fees receivable		344,125		
Prepaid expenses		19,870		366,575
Net capital				223,692
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)				44,236
Excess net capital			$	179,456
Total aggregate indebtedness			$	663,546
Percentage of aggregate indebtedness to net capital				297%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report filing at March 31, 2004.

ProFunds Distributors, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplemental Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

March 31, 2004

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of ProFunds Distributors, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

PRICEWATERHOUSECOOPERS

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 24, 2004